Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2018	2017
	(000’s)	(000’s)
Earnings:
Income (loss) attributable to MDC Partners Inc.	$(26,010)	$687
Additions:
Income tax expense (benefit)	(6,353)	8,610
Net income attributable to the noncontrolling interests	3,442	3,097
Fixed charges, as shown below	43,883	42,555
Distributions received from equity-method investments	—	—
	40,972	54,262
Subtractions:
Equity in earnings of non-consolidated affiliates	58	502

Earnings as adjusted	$14,904	$54,447
Fixed charges:
Interest on indebtedness, expensed or capitalized	31,644	30,976
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,605	1,480
Interest within rent expense	10,634	10,099
Total fixed charges	$43,883	$42,555
Ratio of earnings to fixed charges	N/A	1.28
Fixed charge deficiency	$28,979	N/A